December 1, 2023

Brian Szilagyi, CPA

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Re:	Dupree Mutual Funds, File No. 811-02918

Dear Mr. Szilagyi:

On November 2, 2023, you provided oral comments with respect to certain Securities and Exchange Commission filings of Dupree Mutual Funds (the “Registrant”) for the fiscal year ended June 30, 2023. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.    Please confirm whether the Registrant has executed any trades pursuant to Rule 17a-7 under the Investment Company Act of 1940 (the “1940 Act”). If the Registrant has executed any trades pursuant to Rule 17a-7 and has not disclosed pursuant to ASC 850-10-50, and the requirements outlined therein, please explain why the disclosure has not been included and also confirm that all transactions were performed in accordance with Rule 17a-7 of the 1940 Act, including appropriate Board oversight of the program.

Response.    The Funds did not execute any trades pursuant to Rule 17a-7 of the 1940 Act.

Comment 2.    The Staff notes that on Form N-CEN for the fiscal year ended June 30, 2023, the Tennessee Tax-Free Short-to-Medium Series and the Intermediate Government Bond Series reported $1,158,992 and $4,516,113, respectively, as the total value of purchases and sales in Item C.17.a.vii. However, the Staff notes that the aggregate value of principal purchases reported for Tennessee Tax-Free Short-to-Medium Series and Intermediate Government Bond Series in Item C.17.b was $1,313,990 and $11,216,113, respectively. The Staff asks the Registrant to explain the discrepancies and ensure the correct values are reported in future filings.

Response.    The Tennessee Tax-Free Short-to-Medium Series and the Intermediate Government Bond Series both utilized less than ten (10) brokers in total during the fiscal year ended June 30, 2023. The differences that are displayed on Form N-CEN are due to the fact that the Tennessee Tax-Free Short-to-Medium Series had $155,000 in called bonds and the Intermediate Government Bond Series had $5,800,000 in matured bonds and $900,000 in called bonds for a total of $6,700,000 during the relevant time period. Bonds that are called and/or mature are processed by the Funds’ qualified custodian, US Bank, without any broker-dealer involvement.

Michael.Wibler@ThompsonHine.com Direct: 614.469.3297

December 1, 2023

Comment 3.    The Staff notes that Items 4(i) and 4(j) of Form N-CSR regarding The Holding Foreign Companies Accountable Act became effective as of January 10, 2022. The Staff requests that the Registrant confirms that it will include these Items and appropriate responses in future Form N-CSR filings.

Response.    The Registrant confirms that will include the requested items in future Form N-CSR filings, if applicable.

Comment 4.    The Staff noted that the Registrant filed Form NT N-CEN On September 18, 2023. Please explain why the form was filed late.

Response.    The Registrant mistakenly believed the deadline to file Form NT N-CEN was ninety (90) days after the end of the Funds’ fiscal year which led to the late filing of Form NT N-CEN on September 18, 2023. The Registrant has taken steps to ensure in the future that Form NT N-CEN will be filed no later than seventy-five (75) after the end of the Funds’ fiscal year.

Comment 5.    The Staff noted that on Part F of the Registrant’s Form N-PORT, for the periods ended September 30, 2022, and September 30, 2023, the Registrant did not include the funds’ complete portfolio holdings. Please amend the applicable N-PORT filings to include the appropriate exhibits.

Response.    The Registrant filed an amended Form N-PORT for the period ended September 30, 2022, and an amended Form N-PORT for the period ended September 30, 2023, on November 13, 2023. Both of these amended filings included the Funds’ complete portfolio holdings as exhibits.

Comment 6.    The Staff noted a receivable from the adviser for $112,609 disclosed on the Registrant’s Statement of Assets and Liabilities for the Kentucky Tax-Free Income Series. Please provide supplemental details about the nature of this balance.

Response.    The adviser voluntarily agreed to reimburse the Kentucky Tax-Free Income Series in connection with several withdrawals from the Fund made by an unauthorized third-party. The receivable of $112,609 represented the amount owed to the Fund by the adviser.as of June 30, 2023. The adviser subsequently reimbursed the Fund for the full receivable amount.

Comment 7.    In the Registrant’s Schedule of Shareholder Expenses on Form N-CSR, please confirm the accuracy of the amounts disclosed in the ending account value and expenses paid during the six months ended June 30, 2023’ and provide confirmation that the calculation methodologies used comply with the instructions of Item 27(d)(1) to Form N-1A.

Response.    The Registrant confirms that it uses the calculation methodologies contained in the instructions for Item 27(d)(1) to Form N-1A to calculate the Schedule of Shareholder Expenses on Form N-CSR.

Comment 8.    The Staff notes that each of the Kentucky Tax-Free Short-to-Medium Series and the Mississippi Tax-Free Income Series are identified as non-diversified, however it appears both series are

December 1, 2023

operating as diversified funds. If either series has been operating as a diversified fund for more than three years, confirm that the series will receive shareholder approval before changing its status back to non-diversified.

Response.    The Registrant has reviewed the trading records and diversification reports for both the Kentucky Tax-Free Short-to-Medium Series and the Mississippi Tax-Free Income Series and has confirmed that neither the Kentucky Tax-Free Short-to-Medium Series nor the Mississippi Tax-Free Income Series have been operating as diversified funds for a continuous three-year period. The Registrant continuously monitors the Funds for diversification and confirms that, in the event either of these Funds operate in a diversified status for a continuous three-year period, it will receive shareholder approval before changing their status back to non-diversified.

Comment 9.    Information regarding each series’ use of the line of credit during the period was disclosed in Form N-CEN Item C.20. The Staff would expect to see a figure input for item C.20.a.ii, however $0 was disclosed. Please explain this apparent discrepancy with respect to the following series: Kentucky Tax-Free Income Series, Kentucky Tax-Free Short-to-Medium Series, Mississippi Tax-Free Income Series, North Carolina Tax-Free Income Series, North Carolina Tax-Free Short-to-Medium Series, Tennessee Tax-Free Income Series, Tennessee Tax-Free Short-to-Medium Series, and Taxable Municipal Bond Series.

Response.    The Registrant acknowledges that it should have input the figure $25,000,000 for item C.20.a.ii on Form N-CEN instead of $0 for the eight Funds identified in Comment 9. The Registrant filed an amended Form N-CEN on November 21, 2023, to correct this information.

If you have any questions or additional comments, please call me at (614) 469-3297 or Ryan Wheeler at (513) 352-6693.

Sincerely yours,

/s/ Michael V. Wible

Michael V. Wible